SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-14251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAP America, Inc. 401(k) Plan

SAP America, Inc.

3999 West Chester Pike

Newtown Square, PA 19073

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAP AG

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

Exhibit Index appears on page II-2

SAP AMERICA, INC.

401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits, December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

Schedule:

1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2011	11

Exhibit:

Exhibit 23.1

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

SAP America, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of SAP America, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 28, 2012

SAP AMERICA, INC.

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value	$1,321,427,997	$1,217,015,568
Receivables:
Notes receivable from participants	17,663,541	13,995,597
Employer contributions	8,820,621	8,417,072
Participant contributions	2,216,973	2,250,573

Total receivables	28,701,135	24,663,242

Net assets, reflecting investments at fair value	1,350,129,132	1,241,678,810
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,531,416)	(3,592,030)

Net assets available for benefits	$1,344,597,716	$1,238,086,780

See accompanying notes to financial statements.

SAP AMERICA, INC.

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(27,050,528)	$108,982,449
Interest and dividend income	30,349,927	25,674,137

Total investment income	3,299,399	134,656,586

Contributions:
Employer	56,860,483	55,104,624
Participant	101,855,853	95,235,487
Rollovers	9,967,836	5,003,988

Total contributions	168,684,172	155,344,099

Total additions	171,983,571	290,000,685

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	65,106,064	69,173,335
Administrative expenses	366,571	292,602

Total deductions	65,472,635	69,465,937

Net increase	106,510,936	220,534,748
Net assets available for benefits:
Beginning of year	1,238,086,780	1,017,552,032

End of year	$1,344,597,716	$1,238,086,780

See accompanying notes to financial statements.

SAP AMERICA, INC.

401(k) PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of SAP America, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs, LLC, SAP Public Services, Inc., SAP Global Marketing, Inc., SAP Government Support and Services, Inc., TomorrowNow, Inc., SAP Industries, Inc., SAP Governance Risk & Compliance, Inc., and Visiprise LLC (collectively, the Company or the Companies). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is also subject to certain provisions of the Internal Revenue Code of 1986 (the Code). The Companies are subsidiaries of SAP AG (the Parent Company or SAP).

(b)	Contributions

Participants may contribute a portion of their eligible annual compensation, as defined by the Plan, not to exceed $16,500 for 2011 and 2010. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Code for purposes of compensation reduction contributions and limits the amount of annual additions to the amount prescribed by Section 415(c) of the Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 25 mutual funds, one money market fund, the Parent Company’s ADR Stock Fund and one common collective trust as investment options for participants. During 2011 and 2010, the Company matched 75% of the first 6% of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and employer discretionary contributions, the Company limited the eligible compensation to $245,000 in 2011 and 2010. Employees are permitted to make pre-tax and after-tax contributions of up to 25% of compensation. Participants are permitted to make different contribution elections for (a) compensation consisting of bonuses and commissions, and (b) all other wages. The matching employer contribution is invested as directed by the participant. Effective January 1, 2010, the Company began providing the matching employer contribution on a quarterly basis.

The Company provides additional employer contributions for certain employees who were participants of the Company’s pension plan. The additional employer contribution percentage ranges from 1% to 3% of eligible compensation based on the employee’s age and years of service as of December 31, 2008. The contributions are subject to annual Internal Revenue Service (IRS) compensation and contribution limits.

Additional employer discretionary contributions may be contributed at the option of the Company and are invested as directed by the participant. Employer discretionary contributions were not made in 2011 or 2010. The employer discretionary contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The employer discretionary contributions are allocated as an additional matching contribution.

The applicable dollar limits on pre-tax contributions allow individuals who have reached age 50 by the end of the plan year, and who may no longer make pre-tax contributions because of limitations imposed by the Code or the Plan, to make “catch-up contributions” for that year. Eligible individuals may make “catch-up contributions” up to the lesser of (a) the individual’s compensation for the year less any other deferrals, or (b) $5,500 for 2011 and 2010.

(Continued)

Assets of $3,804,001 and $195,873 in 2011 and 2010, respectively, were transferred into the Plan due to various acquisitions and are included in rollovers on the Statements of Changes in Net Assets Available for Benefits.

(c)	Participant Accounts

All employer and employee contributions made to the Plan on behalf of a participant will be credited to the account established in that participant’s name. As of each valuation date, each participant’s account, after taking into account any contributions made on behalf of that participant and allocated to their account, is credited with earnings/losses attributable to the participant’s chosen investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions, and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the employer contribution to their accounts is based on years of service as defined in the Plan. A participant is 50% vested after two years of service and 100% vested after three years of service.

(e)	Forfeitures

Forfeitures are first applied to pay administrative expenses and then to offset required employer contributions. For the years ended December 31, 2011 and 2010, forfeitures of $531,149 and $23,668, respectively, were used to pay administrative expenses and to offset required employer contributions. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $1,086,617 and $1,229,450, respectively.

(f)	Notes Receivable from Participants

Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The majority of the Plan’s outstanding notes receivable from participants are secured by the vested balance in the participant’s account with original terms of up to 60 months; however, a longer term may be permitted in accordance with the Plan document. The notes receivable from participants bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. A maximum of two notes receivable with outstanding balances is permitted at any time for each participant.

(g)	Payment of Benefits

Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in their account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Employees (other than 5% owners) who attain the age of 70 1/2 years will not be required to commence minimum distributions until they terminate employment. Employees who are 5% owners must commence minimum distributions by April 1st of the calendar year after they attain the age of 70 1/2 years. Employees may elect withdrawals during employment subject to the terms described in the Plan document.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(Continued)

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of the Vanguard Retirement Savings Trust (VRST), which is a common collective trust fund that is fully invested in contracts deemed to be fully benefit-responsive, and stated at contract value. The contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Benefits state the VRST at fair value, with a corresponding adjustment to reflect the investment at contract value. Shares of registered investment companies and the SAP ADR Stock Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.

(d)	Notes Receivable from Participants

Notes receivable from participants are valued at cost, which approximates fair value.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Fully Benefit-Responsive Investment Contracts

As described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 946-210, Balance Sheet, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement, as contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC Subtopic 946-210, the Statements of Net Assets Available for Benefits presents the investment contracts at fair value with the adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The investment in the VRST includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the VRST were 3.09% and 2.68%, respectively, for 2011 and 3.36% and 3.01%, respectively, for 2010. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

(Continued)

(g)	Recently Issued Accounting Standards

In May 2011, the FASB issued an Accounting Standards Update relating to common fair value measurements and disclosures between GAAP and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. This guidance is effective for reporting periods beginning after December 15, 2011. The adoption of this guidance will not have an impact on the Plan’s financial statements.

(3)	Fair Value Measurements

The Plan adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures, effective January 1, 2008. FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation Hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include registered investment companies (mutual funds), money market funds and common stocks.

Level 2	Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the markets or can be corroborated by market observable data. Examples in this category are common collective trust funds.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. The Plan has no Level 3 investments.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value.

Registered Investment Companies: Mutual funds are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange and National Association of Securities Dealers Automated Quotations.

SAP ADR Stock Fund: The stock fund includes the Company’s common stock and is valued at the closing price reported in the active market in which the individual securities are traded.

Common Collective Trust Funds: There are no readily available market quotations for a fund. The fund’s fair value is based on securities in the portfolio which typically is the amount which the fund might reasonably expect to receive for the security upon a current sale. These funds are either valued on a daily or monthly basis.

(Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2011. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Fair Value Measurements Using Input Levels:
	Level 1	Level 2	Level 3	Total
Mutual Funds:
U.S. Equity Funds	$393,704,563	$—	$—	$393,704,563
Vanguard Wellington Fund	358,933,212	—	—	358,933,212
Target Date Blended Funds	172,692,975	—	—	172,692,975
International Equity Funds	155,359,342	—	—	155,359,342
Vanguard Total Bond Market Index Fund	95,404,675	—	—	95,404,675
Money Market Fund	1,382,866	—	—	1,382,866
SAP ADR Stock Fund	21,227,930	—	—	21,227,930
Common Collective Trust Fund	—	122,722,434	—	122,722,434

Total investments measured at fair value	$1,198,705,563	$122,722,434	$—	$1,321,427,997

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2010. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Fair Value Measurements Using Input Levels:
	Level 1	Level 2	Level 3	Total
Mutual Funds:
U.S. Equity Funds	$374,822,405	$—	$—	$374,822,405
Vanguard Wellington Fund	329,227,387	—	—	329,227,387
International Equity Funds	168,393,498	—	—	168,393,498
Target Date Blended Funds	152,175,350	—	—	152,175,350
Vanguard Total Bond Market Index Fund	78,609,692	—	—	78,609,692
Money Market Fund	1,585,777	—	—	1,585,777
SAP ADR Stock Fund	16,976,018	—	—	16,976,018
Common Collective Trust Fund	—	95,225,441	—	95,225,441

Total investments measured at fair value	$1,121,790,127	$95,225,441	$—	$1,217,015,568

At December 31, 2011, the Plan had $122,722,434 of investments in alternative investment funds which are reported at fair value and had concluded that the net asset value reported by the underlying funds approximates the fair value of the investments. These investments are redeemable at net asset value under agreements with the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interest in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

(Continued)

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2011		2010
Vanguard Wellington Fund	$358,933,212		$329,227,387
Vanguard 500 Index Fund	140,438,401		131,384,966
Vanguard Retirement Savings Trust	122,722,434		95,225,441
Vanguard Total Bond Market Index Fund	95,404,675		78,609,692
Vanguard International Growth Fund	90,267,903		101,685,051
Vanguard Windsor II Fund	75,966,507		75,650,265
Vanguard Global Equity Fund	—	*	66,708,447

*Balance does not exceed 5% or more of the Plan’s net assets.

During 2011 and 2010, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	2011	2010
Mutual Funds	$(27,961,142)	$107,529,956
SAP ADR Stock Fund	910,614	1,452,493

	$(27,050,528)	$108,982,449

(5)	Related-Party Transactions

Certain Plan investments are shares of mutual funds or a common collective trust fund managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan (Plan Trustee) and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Company. The Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company. Additionally, participants can invest in the Parent Company’s ADR Stock Fund. The Parent Company is a related party.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(7)	Tax Status

On June 23, 2008, the IRS issued a favorable determination letter to the Company indicating that the Plan, as amended and restated as of January 1, 2002, remains in compliance with the applicable provisions of the Code and the regulations thereunder. The Plan has been amended since January 1, 2002; however, the Plan Administrator and the Plan’s counsel believe that the Plan, both in form and in operation, remains in compliance with applicable provisions of the Code and the regulations thereunder. In January 2012, the Plan’s determination letter expired and the Plan filed for a new letter.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(Continued)

(9)	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$1,344,597,716	$1,238,086,780
Adjustment to fair value from contact value for fully benefit-responsive investment contracts	5,531,416	3,592,030

Net assets available for benefits per the Form 5500	$1,350,129,132	$1,241,678,810

The following is a reconciliation of investment income per the financial statements to the Form 5500.

	Years ended December 31
	2011	2010
Investment income per the financial statements	$3,299,399	$134,656,586
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	5,531,416	3,592,030
Reversal of prior year adjustment to fair value from contract value for fully benefit-responsive investment contracts	(3,592,030)	(1,731,419)

Investment income per the Form 5500	$5,238,785	$136,517,197

(10)	Subsequent Events

Upon completion of the Wealthbuilder Pension Plan termination in 2012, participants gained control of their pension plan balance and were able to choose from among several distribution options, including rollover to the Plan. The fair value of assets transferred into the Plan based on participant elections was $111,848,784.

Schedule 1

SAP AMERICA, INC.

401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment and notes receivable	Current value
(*) Vanguard Funds:
Wellington	Registered investment company	$358,933,212
500 Index	Registered investment company	140,438,401
Total Bond Market Index	Registered investment company	95,404,675
International Growth	Registered investment company	90,267,903
Windsor II	Registered investment company	75,966,507
Strategic Equity	Registered investment company	62,064,731
Global Equity	Registered investment company	60,030,677
Explorer	Registered investment company	58,677,020
Target Retirement 2035	Registered investment company	35,255,688
Target Retirement 2030	Registered investment company	34,162,063
Morgan Growth	Registered investment company	33,470,513
Target Retirement 2025	Registered investment company	30,046,032
Target Retirement 2020	Registered investment company	21,283,922
Target Retirement 2040	Registered investment company	15,342,791
U.S. Growth	Registered investment company	13,705,106
Target Retirement 2015	Registered investment company	13,579,877
Target Retirement 2045	Registered investment company	6,104,822
Target Retirement Income	Registered investment company	6,091,144
Extended Market Index	Registered investment company	5,591,043
Emerging Markets Stock Index	Registered investment company	5,060,762
Target Retirement 2010	Registered investment company	4,511,683
Growth Index	Registered investment company	3,791,242
Target Retirement 2050	Registered investment company	3,733,392
Target Retirement 2005	Registered investment company	1,909,970
Target Retirement 2055	Registered investment company	671,591

(*) Vanguard Prime Money Market Fund	Interest-bearing cash account	1,382,866

(*) (**) Vanguard Retirement Savings Trust	Common collective trust	122,722,434

(*) SAP ADR Stock Fund	American depository receipts	21,227,930

(*) Notes receivable from participants	Notes receivable bearing interest at
	rates ranging from 4% to 9.25%
	due through the year 2021	17,663,541

		$1,339,091,538

(*)	Denotes party-in-interest.
(**)	Represents the fair value. The contract value as of December 31, 2011 was $117,191,018 for the Vanguard Retirement Savings Trust.

See accompanying Report of Independent Registered Public Accounting Firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this Annual Report to be signed on the SAP America, Inc. 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Plan

By:	/s/ Frank Reing
Frank Reing Plan Administrator

Date: June 28, 2012

II-1

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

II-2